NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS 46% INCREASE IN REVENUE IN THE FIRST QUARTER OF 2008

  Precious metals revenue up 48% and ounces sold increase 21%
  Average price per ounce sold reaches US$947
  First quarter earnings of $0.4 million or $0.02 per share
  Exploration expenses of $1.1 million

MONTREAL, Quebec, Canada, May 9, 2008 - Richmont Mines Inc. (RIC: AMEX-TSX), a gold exploration, development and production company with operations in Canada, today announced financial and operational results for its first quarter ended March 31, 2008. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Revenue for the first quarter of 2008 was $15.0 million, a 46% increase compared with $10.2 million in the first quarter of 2007. In the 2008 quarter, 14,995 ounces of gold were sold at an average price of US$947 (CAN$947) per ounce, compared with 12,403 ounces of gold sold in the same period the prior year at an average price of US$717 (CAN$771) per ounce. Total precious metals revenue was up $4.6 million, or 48%, to $14.2 million in the first quarter of 2008 compared with $9.6 million in the first quarter of 2007. Sales from the Island Gold Mine, which commenced production during the fourth quarter of 2007, more than offset the loss of gold sales from the East Amphi Mine, which was closed in mid-2007.

Operating costs, including royalties, for the first quarter of 2008 were $10.4 million, a 46% increase compared with $7.2 million in the same period the prior year reflecting increased production and higher operating costs. The cash cost per ounce of gold sold increased 30% to US$697 in the first quarter compared with US$537 in the first quarter of 2007. Relatively high cash costs of US$809 were incurred at the Island Gold Mine as production has not yet reached projected levels, while costs at the Beaufor Mine increased slightly to US$599 from US$587 in the first quarter of 2007.

Exploration and project evaluation costs increased $0.8 million to $1.1 million in the first quarter of 2008 compared with $0.3 million in the same period of 2007. Higher exploration and project evaluation expenses reflect the Company’s efforts to grow its reserves. Approximately $0.5 million in exploration costs were incurred at the Beaufor Mine and about $0.5 million at the Golden Wonder project, which is located in the historic precious metal rich Colorado Mineral Belt.

Net earnings for the first quarter of 2008 were $0.4 million, or $0.02 per share, compared with net earnings of $0.3 million, or $0.01 per share, in the first quarter of 2007.

Richmont Mines Reports 46% Increase in Revenue in the First Quarter of 2008
May 9, 2008

At March 31, 2008, cash and cash equivalents were $30.0 million, a $2.7 million increase from $27.3 million at December 31, 2007. During the quarter, $0.5 million was invested in the development of the Island Gold Mine and $0.3 million was invested in property, plant and equipment. Richmont Mines has no long-term debt obligations and has working capital of $35.3 million.

Island Gold Mine1

During the first quarter of 2008, 31,688 tonnes of ore from the Island Gold Mine were processed at an average recovered grade of 6.86 g/t, and 6,992 ounces of gold were sold at an average price of US$937 (CAN$937) per ounce. Although the average recovered grade has improved 6.4% compared with the grade of 6.45 g/t experienced in the fourth quarter of 2007, the mine’s initial quarter in commercial production, ore output from production stopes was lower than forecasted due to lower productivity from the long-hole contractor and delays in stope sequencing which adversely impacted results and contributed to a high cash cost of US$809 during the quarter. Major improvements were made to address these issues and better results are expected in the second quarter.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented: “Although we made progress at Island Gold during the quarter, production is still below target. Our biggest challenge is finding mining personnel at a time when the industry is experiencing a shortage of experienced miners. We are revising work schedules and increasing recruiting efforts to meet our production target. A mining contractor was also retained to advance underground development allowing us to refocus our resources to production activities.”

Beaufor Mine

During the first quarter of 2008, 30,697 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 8.11 g/t, and 8,003 ounces of gold were sold at an average price of US$955 (CAN$955) per ounce. In the same quarter the prior year, 29,700 tonnes of ore were processed at an average recovered grade of 6.50 g/t, and 6,211 ounces of gold were sold at an average price of US$726 (CAN$780) per ounce. Despite a higher grade, the average cash cost per ounce increased in 2008 due to maintenance costs at the Camflo Mill which only processed ore from the Beaufor Mine during the quarter and to a higher Canadian dollar compared with 2007. The cash cost of production in the first quarter of 2008 was US$599 per ounce sold, up slightly from US$587 in the first quarter of 2007.

Golden Wonder Project

Site preparation at the Golden Wonder Project, where the Company is exercising its option to acquire a 50% joint venture interest, began at the end of the first quarter of 2008. Preliminary exploration drilling and underground development work is expected to begin during the second quarter.

1 Richmont Mines reports 100% of the consolidated results of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

Richmont Mines Reports 46% Increase in Revenue in the First Quarter of 2008
May 9, 2008

Annual and Special General Meeting

Richmont Mines’Annual and Special General Meeting will be held on Tuesday, May 13, 2008 in Rooms II and III of the Conference Center of the Sun Life Building, 1155 Metcalfe Street, 7th floor, Montreal, Quebec, at 9:00 a.m. (local time). The presentation will also be available on Richmont Mines’ Website.

Outlook

Mr. Rivard concluded, “Improved results in the first quarter provide us with an excellent start to 2008. Higher gold sales at higher prices combined with improved operational discipline enabled us to increase operating leverage, even as we maintain our exploration activity. We continue to build our cash reserves giving us the flexible balance sheet needed to support our exploration activity and we expect to see significant progress at our different properties in 2008, providing us with a project pipeline for the future.”

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

Richmont Mines Reports 46% Increase in Revenue in the First Quarter of 2008
May 9, 2008

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “hope”, “may” and similar expressions, as well as “will”, “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact Investor Relations:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – Amex
Kei Advisors LLC	Web Site: www.richmont-mines.com

Phone: 716 843-3874
E-mail: jculligan@keiadvisors.com

FINANCIAL STATEMENTS FOLLOW.

Richmont Mines Reports 46% Increase in Revenue in the First Quarter of 2008
May 9, 2008

FINANCIAL DATA

		Three-month period
		ended March 31,
	CAN$	2008	2007

Results (in thousands of $)
Revenue		14,961	10,237
Net earnings		406	326
Cash flow from operations		3,181	4,002

Results per share ($)
Net earnings basic and diluted		0.02	0.01

Basic weighted average number of common shares outstanding (thousands)		24,053	24,242

Average selling price of gold per ounce		US$947	US$717
	March 31, 2008	December 31, 2007

Financial position (in thousands of $)
Total assets	87,501	85,976
Working capital	35,336	33,970
Long-term debt	-	-

SALES AND PRODUCTION DATA

	Three-month period ended March 31,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
Island Gold Mine	2008	6,992	8,008	US$809
	2007	-	-	-
Beaufor Mine	2008	8,003	10,385	US$599
	2007	6,211	8,642	US$587
East Amphi Mine	2008	-	-	-
	2007	6,192	5,239	US$487
Total	2008	14,995	18,393	US$697
	2007	12,403	13,881	US$537

Average exchange rate used for 2007: US$1 = CAN$1.0748
2008 estimated exchange rate: US$1 = CAN$1.0000

Richmont Mines Reports 46% Increase in Revenue in the First Quarter of 2008
May 9, 2008

CONSOLIDATED STATEMENTS OF EARNINGS

	(in thousands of Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2008	2007
	$	$

REVENUE
Precious metals	14,194	9,566
Other	767	671

	14,961	10,237

EXPENSES
Operating costs	10,097	7,065
Royalties	347	93
Administration	827	803
Exploration and project evaluation	1,081	301
Accretion expense - asset retirement obligations	43	44
Depreciation and depletion	1,205	1,631
Loss (gain) on disposal of mining assets	20	(94)

	13,620	9,843

EARNINGS BEFORE OTHER ITEMS	1,341	394

MINING AND INCOME TAXES	723	186

	618	208

MINORITY INTEREST	212	(118)

NET EARNINGS	406	326

NET EARNINGS PER SHARE
Basic and diluted	0.02	0.01

BASIC WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (thousands)	24,053	24,242

See accompanying notes to consolidated financial statements available on SEDAR.

Richmont Mines Reports 46% Increase in Revenue in the First Quarter of 2008
May 9, 2008

CONSOLIDATED BALANCE SHEETS

	(in thousands of Canadian dollars)
	March 31,	December 31,
	2008	2007
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	30,015	27,291
Short-term investments	931	1,826
Accounts receivable	3,003	2,859
Mining and income taxes receivable	1,393	1,677
Inventories	6,324	5,438

	41,666	39,091

ADVANCE TO A MINORITY PARTNER	1,500	1,875

PROPERTY, PLANT AND EQUIPMENT	44,335	45,010

	87,501	85,976

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,997	5,005
Mining and income taxes payable	333	116

	6,330	5,121

ASSET RETIREMENT OBLIGATIONS	3,401	3,358

MINORITY INTERESTS	14,450	14,238

FUTURE MINING AND INCOME TAXES	1,272	1,446

	25,453	24,163

SHAREHOLDERS’ EQUITY

Capital stock	61,014	61,016
Contributed surplus	5,226	5,092
Deficit	(4,253)	(4,647)
Accumulated other comprehensive income	61	352

	62,048	61,813

	87,501	85,976

See accompanying notes to consolidated financial statements available on SEDAR.

Richmont Mines Reports 46% Increase in Revenue in the First Quarter of 2008
May 9, 2008

CONSOLIDATED STATEMENTS OF CASH FLOW

	(in thousands of Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2008	2007
	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	406	326
Adjustments for:
Depreciation and depletion	1,205	1,631
Stock-based compensation	141	123
Accretion expense - asset retirement obligations	43	44
Loss (gain) on disposal of mining assets	20	(70)
Minority interests	212	(118)
Future mining and income taxes	(174)	(247)

	1,853	1,689

Net change in non-cash working capital items	1,328	2,313

	3,181	4,002

CASH FLOW USED IN INVESTING ACTIVITIES
Disposal of mining assets	14	157
Property, plant and equipment - Island Gold	(475)	(1,976)
Property, plant and equipment - Beaufor Mine	(80)	-
Other property, plant and equipment	(270)	(78)
Cash received from an advance to a minority partner	375	-

	(436)	(1,897)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	19	178
Redemption of common shares	(40)	(86)
Contribution from a minority partner	-	135

	(21)	227

Net increase in cash and cash equivalents	2,724	2,332

Cash and cash equivalents, beginning of period	27,291	16,126

Cash and cash equivalents, end of period	30,015	18,458

See accompanying notes to consolidated financial statements available on SEDAR.